UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Matthew Roden
Chief Executive Officer
Aktis Oncology, Inc.
17 Drydock Avenue, Suite 17-401
Boston, MA 02210

Re: Aktis Oncology, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 22, 2024
CIK No. 0002035832

Dear Matthew Roden:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus summary
Overview, page 1

1. We note your response to prior comment 2 and re-issue. Please revise the Overview section to reflect your disclosure elsewhere in the prospectus indicating that your platform represents a novel approach to radiation therapy which could create significant and unpredictable challenges.
2. Please balance your discussion of Padcev's peak sales potential with disclosure of historical sales figures for Padcev. Please also revise here to clearly state that your [^{225}Ac]Ac-AKY-1189 candidate has not yet received approval for commercial sale and may never attain the same level of commercial success as Padcev.

3. Please revise the Overview section to clarify, if true, that actinium-225 has yet to be included in an approved oncology therapy and, if true, that data supporting its increased anticancer activity has yet to be observed in a pivotal clinical trial supporting an approval.

Business
Expanding the potential of radiopharmaceuticals, page 142

4. We note your response to prior comment 16 and reissue. Please remove your comparisons of ^{177}Lu Pluvicto to ^{225}Ac Pluvicto as you have stated that such comparisons are not based upon head-to-head clinical trials.

License and collaboration agreements
Institute for Protein Innovation License Agreement, page 159

5. Please revise to clarify if you have exercised the right that expired November 1, 2024 to negotiate a license or amendment to the IPI Agreement covering certain of IPI's improvements related to your licensed patents.

Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Seo Salimi, Esq.